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                                                                     Exhibit 3-2



                 AMENDMENT TO THE BY-LAWS OF THE CORPORATION


        An amendment to the By-Laws of the Corporation was approved by stockholders at the February 16, 1995 Annual Meeting of Stockholders. Article III, Section 2 of the By-Laws was amended to increase the maximum number of Directors from thirteen to fifteen. The first paragraph of Article III,
Section 2, as amended, reads in pertinent part:

        The number of Directors shall not be less than three nor more than fifteen as fixed from time to time resolution of the Board of Directors......





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